NEWS RELEASE

EMX Royalty Purchases Portfolio of Royalty and Property Interests in

Ontario and Quebec

Vancouver, British Columbia, July 7, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce it has executed a purchase  agreement for a portfolio of royalty and property interests (the "Portfolio") from Canadian prospector and entrepreneur Perry English, through his company 1544230 Ontario Inc., for C$3 million. The Portfolio consists of over 60 properties, including 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests. The Portfolio will generate cash flow to EMX from option payments of more than C$2.5 million over the next three and a half years, as well as share-based payments valued at ~C$800,000 using current market prices. Based on a current valuation, EMX's investment will pay for itself, with the Company retaining upside from NSR royalty interests that range from 0.75% to 2.5% on the 39 optioned projects.

The purchase of this substantial Portfolio marks EMX's entry into Canada's Superior Province, which hosts several highly productive mining districts and greenstone belts in Ontario and Quebec. The Portfolio includes properties in the prolific Red Lake district, as well as in the highly prospective districts of the Abitibi, Uchi, Wabigoon and Wawa sub-provinces.

Discussion of the Portfolio. The Portfolio's properties cover approximately 132,000 hectares (326,600 acres), consisting primarily of projects hosting Archean lode gold and orogenic gold targets. Some projects also have potential for volcanogenic massive sulfide ("VMS") mineralization. EMX's acquisition of the Portfolio provides upside exploration exposure to highly productive and active mining districts that contain numerous multi-million ounce gold deposits, including the Red Lake district where Pure Gold, Great Bear Resources and BTU Metals have recently had considerable success, the western Wabigoon belt (Treasury Metals, First Mining, Manitou Gold), the Wawa belt (Wesdome), and the Sunday Lake Fault corridor in the Abitibi belt (host to Kirkland Lake Gold's Detour Lake mine and Wallbridge Mining's Fenelon and Martinière projects).

Mr. English has agreed to work with EMX on a consulting basis for an initial two-month period, which may be extended upon mutual agreement, to assist with and facilitate the transition of the Portfolio's business interests to the Company. Additionally, EMX has been granted a right of first offer on new opportunities generated by Mr. English for a period of 12 months following the consulting period.

The purchase of the Portfolio from Mr. English is another example of EMX's successful execution of its royalty acquisition business strategy, which complements the Company's royalty generation and strategic investment initiatives. The Company has a diversified portfolio of precious, base, platinum group, and battery metals royalty interests and mineral property assets on five continents. Please see www.EMXroyalty.com for more information.

Mr. Sergio Cattalani, PGeo, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form (AIF) for the year ended December 31, 2019, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com